                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                             LASERGATE SYSTEMS, INC.

-------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.03 PER SHARE

-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   517906 509
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)



                                 HERBERT STRAUSZ
                                  RBB BANK, AG
                                   BURGING 16
                                   8010, GRAZ,
                                     AUSTRIA

-------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 28, 1999

-------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                         (Continued on following pages)

                              (Page 1 of 12 Pages)

                                                              Page 2 of 12 Pages


CUSIP NO.  517906 509


(1) Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons RBB Bank, Aktiengesellschaft
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (a)                     (b)          X
            ---------------------   ---------------------

(3)      SEC Use Only
                     ----------------------------------------------------------

(4)      Source of Funds  OO
                        -------------------------------------------------------

         ----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization  AUSTRIA
                                             ----------------------------------

Number of                   (7)     Sole Voting Power    O
                                                       ------------------------
Shares Bene-
ficially                    (8)     Shared Voting Power   7,837,332 SHARES
                                                         ----------------------
Owned by Each
Reporting                   (9)     Sole Dispositive Power   O
                                                          ---------------------
Person With
                           (10)     Shared Dispositive Power   7,837,332 SHARES
                                                            -------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

           7,837,332 shares
         ----------------------------------------------------------------------

         ----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         ----------------------------------------------------------------------


(13)     Percent of Class Represented by Amount in Row (11)   51.2%
                                                            -------------------

(14)     Type of Reporting Person    BK
                                 ----------------------------------------------

                                                              Page 3 of 12 Pages

         This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D (the "Schedule 13D") which was originally filed on February 3, 1999. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported herein are amended. All other items remain unchanged.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As a result of the transactions referred to under Item 6 below, the Bank is now the holder of 7,837,332 Common Shares.

                  (b) As a result of the transaction referred to under Item 6 below, the Bank is the sole holder of the power to vote or direct the vote and the sole holder of the power to dispose or direct the disposition of the Common Shares. The persons on whose behalf the bank acts may revoke this power at any time by notice to the Bank.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On June 21, 1999 the Bank and Advantix (now known as Tickets.com, Inc.) ("Tickets.com") entered into the First Amendment to Agreement (the "First Amendment"), dated that date. The First Amendment amended the Purchase Agreement in several material respects. First, notwithstanding that the consummation of the transactions contemplated by the Purchase Agreement was to have occurred on or prior to May 15, 1999, Tickets.com agreed to purchase all of the Preferred Shares within three business days after the Issuer executed a definitive Agreement and Plan of Merger (the "Merger Agreement") with Tickets.com pursuant to which a subsidiary of Tickets.com would merge with and into the Issuer (the "Merger"). Second, Tickets.com agreed to pay 170.081 shares of Tickets.com common stock or $435.00 for each outstanding Preferred Share, at the option of the holder of each of the Preferred Shares. Third, the parties agreed that Tickets.com would purchase the Common Shares as part of the Merger under the Merger Agreement and not as a separate transaction under the Purchase Agreement. The obligation of Tickets.com to purchase the Preferred Shares was subject to the resignation by Jacqueline E. Soechtig as an officer and director of the Issuer and Ms. Soechtig's general release of the Issuer and Tickets.com. All other provisions contained in the Purchase Agreement remained in full force and effect.

         On June 28, 1999, the Bank sold and delivered the Preferred Shares to Tickets.com and Tickets.com paid $754,290 and issued 674,541 shares of its common stock pursuant to the First Amendment.

         As a result of the transactions referred to above, the Bank's holding of the Issuer's shares has been reduced to 7,837,332 Common Shares. The shares represent 51.2% of the Issuer's Common Stock as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 (the most recent quarterly report filed by the Issuer). The Bank is the record holder of the Common Shares and entered into the Purchase Agreement on instructions

                                                              Page 4 of 12 Pages

from the holders of the Underlying Shares; the power to vote the Common Shares and the power to dispose of the Common Shares (to the extent such power may be exercised at all, after giving effect to the transactions contemplated by the Merger Agreement) remain with the approximately 60 independent holders of the Common Shares, each of whom is an Austrian national.

         On June 21, 1999 the Bank and the Issuer entered into a Settlement and Release Agreement (the "Settlement Agreement") settling the legal action commenced on February 8, 1999 by the Bank against the Issuer and its directors in the Circuit Court of Pinellas County, Florida. Thereafter, the Issuer and its directors interposed certain defenses and counterclaims against the Bank in that case. Pursuant to the Settlement Agreement, the Issuer delivered inducement letters from each of the Issuer's directors containing mutual releases pursuant to which each of the Bank, the Issuer and Tickets.com released the directors and each of the directors generally released the Bank, the Issuer and Tickets.com from claims, liabilities and obligations. The inducement letters provided for the resignation of the three directors and, in the case of Jacqueline Soechtig, the termination of her employment as well. The parties agreed to dismiss the action with prejudice.

         The Settlement Agreement also provided that, as a material condition to the Bank's obligations set forth therein, immediately after approving the transactions contemplated by the Merger Agreement and recommending that the Issuer's shareholders accept the Merger and adopt and approve the Merger Agreement, the Issuer's Board of Directors would (i) appoint David A. Riley as the Issuer's President and Chief Executive Officer, (ii) fill two existing vacancies with David A. Riley and Steven H. Noble III and (iii) then resign from the Issuer's Board of Directors. The three individuals who comprised the Issuer's board immediately prior to June 21, 1999 so acted, and Mr. Riley and Mr. Noble, having been so appointed, comprise the Issuer's Board of Directors, subject to the Issuer's compliance with the applicable rules and regulations of the Securities and Exchange Commission.

         Clifford Soechtig, the husband of Jacqueline Soechtig also provided an inducement letter containing a mutual release and terminating his employment with the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A - First Amendment to Stock Purchase Agreement, dated January 24, 1999, between the Bank and Advantix, dated June 21, 1999.

                  Exhibit B - Settlement and Release Agreement, dated as of June 21, 1999, among the Bank and the Issuer.

                                                              Page 5 of 12 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       RBB BANK, AG


DATED:  July 7, 1999                   By:   /S/ Herbert Strausz
                                         --------------------------------------
                                             Name:  Herbert Strausz
                                             Title:  Authorized Signatory

                                                              Page 6 of 12 Pages



                                INDEX OF EXHIBITS




                       Document                               Begins At:
Exhibit A              First Amendment to Stock Purchase      Page 7
                       Agreement

Exhibit B              Settlement and Release                 Page 9
                       Agreement